

March 2, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Allan Schwartz
Chief Executive Officer
Europa Acquisition I, Inc.
721 Fifth Avenue
New York, NY 10022

     Re: **Europa Acquisition I, Inc.**
             Form 10-K for Fiscal Year Ended June 30, 2015
             Filed September 16, 2015
             File No. 000-54037

Dear Mr. Schwartz:

We issued comments to you on the above captioned filing on February 11, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 16, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or in his absence, me at (202) 551-3355 with any questions.

                      Sincerely,

                      /s/ Terence O'Brien

                      Terence O' Brien
                      Accounting Branch Chief
                      Office of Manufacturing and
                      Construction